EXHIBIT 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q1 FY 08 RESULTS
July 11, 2007

CORPORATE PARTICIPANTS

 Kris Gopalakrishnan
 Infosys Technologies - CEO and MD

 S.D. Shibulal
 Infosys Technologies - COO

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

Ashok Vemuri
 Infosys Technologies - Head - Banking & Capital Markets

Subhash Dhar
 Infosys Technologies - Head - Communication Service Providers

Udayan

Welcome back.  It is time for the Infosys Boardroom.  The stock is down about 3.25% at Rs. 1,957.  The overall market is not looking too bad; the NIFTY is down 8 points and the Sensex down 47 points.  We have got the top brass with us.  S. Gopalakrishnan - CEO and Managing Director, S. D. Shibulal - Chief Operating Officer and V. Balakrishnan - CFO.  Gentlemen, morning, thanks for joining in.

S. Gopalakrishnan

Thank you.

Udayan

Kris, revision downward of the EPS in rupee terms. What lead you to do it because you were pretty much on track with the quarterly numbers?

S. Gopalakrishnan

If you look at the quarter itself, we have had strong sequential growth of 7.5% on top line in the US GAAP terms, we had 6.9% volume growth, the volume growth is very strong.  There is an impact of rupee appreciation.  We had flat growth in rupee terms.  So the impact of that on EPS would be felt but we are saying that EPS will be in a narrow range overall when you look at the year.

Udayan

What are you assuming now in terms of margin, the rupee, etc. in giving that guidance?  And you have scaled down your revenue guidance in rupee terms also quite significantly. Why did you do that?

S. Gopalakrishnan

This quarter itself we have had an impact of Rs. 287 crores on the revenue because of the appreciation of rupee.  When you look at, the rupee will have an impact but when you look at the volume growth it is still very strong, 6.9% volume growth. We grew in North America, about 7.5%, we grew in Europe by almost 8.4%. We have grown across all sectors - BFSI, telecom, transportation & logistics, services, consulting, BPO, testing.  So the growth actually is very broad.  Of course the rupee will have an impact on the rupee guidance. That is what it is.

Udayan

Bala, what are you assuming for operating margins right now for the rest of the year and how much can you offset from the rupee pressures in terms of operating margins you think?

V. Balakrishnan

I think Udayan this is an extraordinary quarter, the rupee moved by 7%.  We assumed in the guidance 43.10 earlier and now the rupee average for the first quarter was 40.66. We lost around Rs. 287 crores in revenue in the first quarter and for the whole year quite possibly from the guidance, we would have lost around Rs. 1,000 crores. So it is an extraordinary quarter and that is why we revised the rupee guidance for the full year.  And on the margin side, what we are saying is in the first quarter inspite of the rupee moving by 7% having impact of 3.5% on the margin and the wages increasing by 2.5% and visa cost increasing by another 1%. So we absorbed 7% and still maintained the net margin in the first quarter. That is an extraordinary effort.  For the full year we are assuming the net margin to be at the same level as last year within a narrow band.  Operating margin could get impacted somewhere between 100-200 basis points.  We have to see how the rupee moves for the rest of the year. We have assumed at 40.58 for the rest of the year but at the net margin level we should be able to maintain the margins in a narrow band compared to last year.

Mitali

Kris, at this point, as you look forward into FY08, do you see any scope for further revising this revenue guidance going ahead by Q2 or Q3?

S. Gopalakrishnan

This is our guidance based on our visibility today.  The environment is pretty strong.  We are seeing all round growth.  In fact if you look at the client growth itself, we have added 35 new clients.  We are seeing 9.3% growth in non-top 10 clients.  So, there was a concern whether the non-top 10 clients were growing?  They are growing; actually this quarter they have grown 9.3%.  So the environment is actually very positive.  We have had good wins in both transformation as well as in outsourcing side.  We have had good wins in the different industry segments like Telecom, BFSI and in Services, BPO, Consulting.  When you look at the employee additions, 7,000 employees at the gross level, 3,400 at the net level and for the year we are looking at actually 26,000 gross employees to be added for the year, gross.  So, all in all, I think our outlook is positive at this point.

Mitali

Shibu, how much can you mitigate of this rupee by way of operating leverages?  Do you expect to maintain this volume growth?  Billing rates, are you expecting them to go up a whole lot more, because it has been 1% sequentially?

S. D. Shibulal

We have revised our guidance for the year, as Kris mentioned. It has now gone to 31%, $4 billion and up.  Our revenue productivity, actually the buoyancy which we have seen in our revenue productivity, continues.  Last year year-on-year we had seen about 4.9% increase in our revenue productivity. This quarter we have seen another 1% quarter-on-quarter on our revenue productivity increase, which is 1.4% onsite and 1.0% offshore.  This means that the stability of the pricing continues with an upward bias and we are continuing to see that 3-4% increase in our pricing ability with new contracts compared with our average.  So we have multiple ways to mitigate some of these things and we have done some of it this quarter.  We have had a gain of about 1.7% from our utilization increase.  Our utilization went up to 75% from 73%.  We have increase in per capita revenue productivity 1%, which we got from our pricing increase.  Our Consulting loss came down by 1.1% and also scale benefits.  So, we actually mitigated about 4.5% of the total 7.3% impact from the overall factors.  Some of these, the utilization is still at 75%, we are quite comfortable with high 70s and low 80s.  So there are benefits, there are levers which we can pull, onsite offshore ratios, there are multiple levers which you can pull, and we will continue to optimize on these areas.

Udayan

Bala, are you assuming anything from the pricing front because when we started the year you said anything on the pricing front will be a bonus.  Can you assume anything, any kind of mitigating influence from the pricing aspect on operating margins for the rest of the year?

V. Balakrishnan

I think if you look at last year, the pricing went upyear-on-year by 5%.  When we started the year, we said we have assumed the pricing at the same level as Q4 for the full year.  In this quarter we have seen 1% increase in blended pricing.  Going forward for the next three quarters we have not assumed any increase in price. We have maintained it at the same level as Q1.  So if any pricing increase happens that could enable us to offset some of the operating margin impacts.

Udayan

If you could rank the levers that you have as a CFO to offset the rupee impact in order of priority and order of help that you may get during the year?

V. Balakrishnan

First and foremost the growth. Growth is the answer for everything, whether it is currency or margins.  #2, I think the utilization factor, still we are at 75% including trainees.  We have always said we are comfortable in utilization somewhere between 76-80% excluding trainees. So that is one lever we can look at.  The scale benefit itself can give us some scope for reducing the impact because of rupee.  So we will use all the levers, whatever levers we can use we will use, but I think the pricing can also be one more factor. If we are able to get increased pricing in the next three quarters, that could enable us to offset some of the operating margin impacts.

Udayan

Kris, can you look at a 5% growth in pricing this year as well like last year, because that could offset much of the problems of the rupee?  Is it a reasonable expectation to see what you did last year?

S. Gopalakrishnan

The environment is positive.  The environment is that we are seeing 3-4% increase in new contracts and about 2-3% on existing contracts.  The impact of that is going to be felt slowly. It will not be immediate because the repeat business is still very high.  So what we have done is we have not assumed in the guidance, no price increase has been assumed and if there is price increase that is a positive. That is what we have done but the environment is actually very positive for the price increase.

Mitali

Bala, as we speak, the rupee is at 40.37, are you comfortable with the level at which you have hedged that you think may be there might be room for a little more adjustment?

V. Balakrishnan

I think rupee is a concern for the whole industry.  When we started the year it was 43.10 and when we ended the quarter it is 40.58 and now it has slightly appreciated from that level.  There is a lot of money coming into the country.  I think the Central Bank is trying to manage three things; one is the interest rates, second is the currency and third is the inflation and I don't think any Central Bank can manage all the three together.  ECB is a big factor because every month this country is receiving $5 billion of ECBs, that is a large inflow.  So I think looking at what it is today, rupee could appreciate further, but we have around $925 million of hedges as of June end, it was $470 million last quarter.  There is no easy answer to that.  We have to actively manage our risk, try to hedge more and try to make sure the impact is reduced but if the rupee continues to appreciate it will be big impact. More than IT services, the big impact is for the BPO companies because they don't have a natural hedge in terms of foreign currency expenses. At least the IT industry has got some natural hedge because they have foreign currency expenses. So it is a big impact on BPO companies.  I think there should be something done at because the currency appreciation will have impact and looking at what is happening today in India, currency could appreciate further.

Mitali

Shaved off the currency impact, as you look at the business fundamentals, is everything okay, because when we stepped into this financial year there were concerns about what would happen with the US economy. There were apparently been some issues in terms of H1B visas as well. Is everything okay on the other fronts?

S. Gopalakrishnan

The environment is actually very positive for companies like Infosys in terms of ability to handle large deals, ability to handle large relationships, ability to handle complex relationship providing multiple services and things like that and that is what we have seen today.  Now regarding US, the exposure to the subprime mortgage industry is extremely small, less than 1% for Infosys. So in that sense, that is not a concern at this point.  On the visa front also, we have sufficient number of visas, so we need to see how that pans out because that is an ongoing thing and we are watching the situation, we will act as needed. Right now that is not a concern for us.

Udayan

Shibu, have you started talking to clients about what is happening to the rupee and are they giving you a sympathetic ear because that is something which a lot of people wonder whether you can talk to them and get something out because of the very sharp appreciation in the rupee?

S. D. Shibulal

I think we continue to try and extract value from our clients. So you can see our revenue productivity has gone up quarter-on-quarter; last year 5%, this quarter 1%. Our rates are 3-4% above our average, so we are continuing to extract value from our clients.  Another important point to remember is the portfolio management issue. We do portfolio management in multiple ways, we have geographical portfolios, so our European portfolio has been growing up faster than the US portfolio, it has reached 26.8% this quarter.  Our client portfolio is being managed and more important is the service portfolio. So we have high margin or high revenue productivity services, for example, Consulting, it grew by almost 22% quarter-on-quarter, it is about 4.9% of our revenue. Package Implementation, which is 18.4% of our revenue, System Integration, which actually gives us some percentage to revenues. So there are multiple services which we can manage the portfolio to extract better value and revenue productivity from different clients.  So we actively do this to make sure that our revenue productivity goes up.

Udayan

Even so Kris, if you go to any of your top 10 or top 20 clients and tell them look we are suffering because it is up 8% and it can continue to appreciate. Can you give us 2-3% more on pricing in this difficult phase?

S. Gopalakrishnan

More than that actually the overall cost scenario in India with compensation going up year after year, so the cost in that sense going up. So that is the way you talk to your clients that your costs are going up and that is how you can look at renegotiation because when you look at the exchange rate because we had depreciating rupee for many years, right. We enjoyed the benefit from that, so this we can't use today because you can't renegotiate as and when the rupee goes up and down.  So more logical thing is to go and talk about cost goings up in India etc which they understand and appreciate and that is the reason why we are able to renegotiate at slightly higher rates.

Mitali

Bala, from the margin slippage this time, how much is the rupee impact and how much because of the wage increases?

V. Balakrishnan

As I told you rupee appreciated by 7%, it had a impact of 3.5% on the operating margins but we had done some hedges so that gave some positive income on a non-operating side which was around 1.8%. If you exclude that the rupee impact is only 1.7% on the net margin.  So rupee is one of the concerns, I think we should not over focus on rupee.  There are several challenges in this business, we have to focus on growth, we have to see how we can maximize and do more value added services like Consulting, Package Implementation which will drive up the per capita revenues and thereby reduce some of the impact on the margins.  Rupee is one of the challenges which we have to manage, that is not the only challenge.

S. Gopalakrishnan

What we are looking at is actually growth, efficiency, increase in revenue productivity and business mix - both geography and services and client portfolio. So that is what is on the business side, you know rupee is something which is external to the company we have to manage and then manage the business. That is what our strategy is.

Mitali

So Kris, are you buying Cap Gemini?

S. Gopalakrishnan

No, we cannot comment on rumors. You know that.

Mitali

Will you be looking at any inorganic opportunities because a lot of people have been talking about this perhaps being a better timed than in the past to go out and make those moves. Are you open to that?

S. Gopalakrishnan

Definitely, we have always said that we are actively looking at opportunities for inorganic growth.  We are looking at both in the US market as well as in the European markets and as and when a right candidate is found, a right candidates comes and they want to be acquired, that is also very important consideration, then we will be able to talk about it. Right now it is not possible to talk about it.

Udayan

Bala, what can you do as a CFO on the cost front?  Do you have lot of leeway or elbow room on the cost front to maneuver, because wage inflation is a reality, the market is competitive. Some people have spoken about lowering variable compensation as one of the levers available to you, is it?

V. Balakrishnan

See Udayan wage increase is not something new. It is happening for many years, offshore wages are growing somewhere between 13-15%, onsite growing by 3%. It is happening for many years but still most of the companies are able to reduce the impact of those by becoming more efficient. It is all in the growth; as long as we grow at 30-35% I think wage increase is easy to absorb, currency is some external factor which has come in now. We have see how to manage that, we have to proactively cover your hedges and make sure we have adequate hedges to cover that and when the movement is very sharp it hurts you more. If the movement is gradual you can manage it.  So I think on the cost side we have a model which enables us to absorb all this cost and still maintain a net margin. We have a fabulous financial model.  I think currency is something which we have to watch out.

Udayan

Shibu, some people were hoping that whatever has happened to the rupee, you may be able to up your revenue guidance in dollar terms for the full year by more than what you have.  Last year you actually ended up achieving far more than you actually guided at the start of the year in dollar terms. Do you think there is room on the way up in dollar terms for the revenues to go up beyond 31%?

S. D. Shibulal

As Kris said the overall environment is very positive. The demand is robust and our clients have grown. The number of million dollar clients have gone up by 10 to 285 this quarter, we have added 35 new clients, net addition 9. No. of clients who give us more than $80 million doubled from 4 to 8 this quarter. So we are seeing overall positive trend.  At the same time our guidance is a statement of fact as we see it at this point in time and it is not a statement of hope. So our guidance is based on all the facts which we see at this point in time.

Udayan

Fair enough.  Business is good, the rupee is challenging, the market is fine, Midcaps are doing well, the Sensex down only 25 points, but Infosys still down about 3%, TCS down 2.5%, Satyam is down 2.5%, the IT Index is down about 3 odd percent. So that remains in a bit of a challenging situation this morning but the rest of the market doesn't seem terribly perturbed.  We will take a break, come back with more from the Infosys top management and of course other members of the management will also join in.

Welcome back.  It is a good market you would have to say, 3 points up on the NIFTY, the Sensex is just about getting into the green, Midcaps are doing very well - 0.5% up the Midcap Index, most stocks I can see on the screen which are from the popular trading list are doing well, Roman Tarmac has bounced back to Rs. 325 day before yesterday's listing, GMR is up 6%, realty stocks are doing very well, RNRL is top of the charts today on volumes and that is up about 3% at Rs. 41.5 and many other stocks are bouncing around. It is just technology which is a bit subdued - 2.50% down on most of the front line IT companies but the market seems to have moved on.  We have still got Bala and Shibu with us and Mohandas Pai also joins in.

Mohan, morning, thanks for joining in, and how much elbow room do you have this year on costs on HR because the rupee is moving against you and Bala has been telling us that he needs to keep a tight belt on cost?

Mohandas Pai

I think wage hikes have been factored in. We have increased wages 12-15% offshore and 5-6% onsite, much more onsite that we did last year and we absorbed that in the first quarter. So obviously for the rest of the year there is going to be no wage hike. I think we have absorbed that. But the key thing that we see this year is a tightening labor market. It is obvious that people with brand and people capable to hire and train people are the people who are going to be winners.  So the investment that we have made in the past in our training facilities in creating the brand and making sure that we have capacity to hire across all locations around the world is now showing up as proof to accelerate our progress.  So I think we are in good shape, but there is a tightening labor market.

Udayan

Do you think you can go slow on things like variable compensation to help Bala out a bit on the margins?

Mohandas Pai

I think the variable compensation this quarter has turned out to be working the way that we wanted because we have seen that it has worked out fine for the employees, it has worked out fine for the company and it has protected us against any sharp appreciation in the rupee and the fact that we have such a great operating and financial model like Bala said, is a testimony to what we have done in the past. So I think we have weathered the storm.

Mitali

How the things have been by way of attrition this time around Mohan and will you have to start relooking the employee pyramid to rejig theses costs you think?

Mohandas Pai

I think attrition has been at 13.7% LTM. We have lost about 2,118 people this quarter as against 2,044 and 2,040 in Q2 and Q3 of last year, fourth quarter was less. So we have not seen an uptake in attrition and I think we have had about may be 500 people leave us to do the MBA program because it is the quarter when people leave to do their MBAs. So I think we don't need to rejig. Obviously we must widen the labor pool, we are hiring more B.Scs. for some part of the work, we are hiring graduates from various parts of India and this year for the next year we have gone to about 1,000 engineering colleges.  Last year the people who were coming on board right now are from about 650 colleges.  For the next year we have gone to about 1,000 colleges.  So we are creating inclusivity in a very big way and we did a very interesting social program this time where we took about 90 socially disadvantaged youth and trained them in the IIIT-B as part of an affirmative action program and I think 84 of them got jobs.

Mitali

Bala, just to get back to the point Shibu was making about a geographical invoice mix. How relevant or helpful is it because the rupee has strengthened about 4% against the pound, 5% against the euro, it is not just the dollar?

V. Balakrishnan

I think today 72% of our revenues are billed in US dollars, around 14% is billed in GBP and 5% in Euro. I think it could help to some extent because rupee has appreciated across the board whether dollar or UK pound or Euro but the relativity of appreciation is lesser in terms of Euro and GBP. So it could help to some extent, yes.

Udayan

Mohan, we were talking about whether higher utilization levels can ease some of the margin pressures, do you see during the course of the next couple of quarters moving towards that 80% mark on utilization?

Mohandas Pai

Well let me say that we have slack in the system.  For the last seven quarters, we have had slack in the system to take care of any demands of the markets place and that is one of the main reasons we could grow much more last year than what we forecasted at the beginning.  This year too we are right now working at about 75%, last quarter was 74% and if we go up to 77-78, you must understand that offshore the salary costs are already being paid. So the operating model now has tremendous amount of flexibility to weather a sudden storm like a sharp appreciation in the rupee or something happening like that. So I think the fact that we have a head room in the utilization is something in our favor.

Udayan

Shibu, do you think you need to fundamentally do anything differently in the light of what is happening with the currency. Of course Bala is doing whatever is possible on the hedging front, but as a business do you need to approach it differently if indeed we have started a trot of several years of appreciation of the rupee versus other currencies?

S. D. Shibulal

As a business, we have multiple strategies in place at this point in time.  The first one is expanding our service portfolio, widening and deepening our service portfolio.  So if you look at our revenues today, 45.7% comes from the services which we created over the last 5 years and some of these services are high value services, high revenue productivity services, like Consulting-led transformation or the package implementation and some of them are high margin services like the Infrastructure Management or the Independent Validation Service, they are actually annuity business and gives us good margin. So we need to continue on that path, widening our service portfolio as well as deepening it because we are deepening it by certifications, by building capabilities and various other means, so that will continue.  The second track we have is getting into deals which are led by consulting and transformation. So if you look at last quarter we had a win which is building a next generation audit platform for one of the large auditing firms in the world. That is a transformational deal and in those deals what happens is because we are engaged early on, we are getting higher revenue productivity and higher value realization throughout the process. So that is another strategy which we need to continue.  Third one is what I talked about portfolio management, that means you try and sell more and more high value services to an existing customer.  So these are three strategies which are in place, and I think they should continue and that is what we should be doing.

Mitali

Can you just flesh out that top 10 client degrowth we have seen this time Shibu, and why that has come about?

S. D. Shibulal

Last quarter I think the top 10 grew faster, these are somewhat seasonal, like these are not that material. This quarter the top 10 grew by 3.9% and the remaining grew by 9.3%.  I don't think there is any, it is only seasonality and there is no material change in our top 10 customers.  To give you couple of other data points, 114 of our 509 customers are Fortune 500.  We added, as I said, 35 new customers and 9 net and our revenue profile is moving up, that means more and more customers giving us more and more revenue. So in that sense there is no material change.

Mitali

Mohan, can you just snapshot the performance of Consulting, BPO, China and whether or not you would need any significant manpower addition in these three verticals or these three businesses?

Mohandas Pai

I think China in terms of people they have been relatively flat, because China is still in the investment phase and we are seeing business grow and the last quarter was very positive.  Consulting has grown and now we are trying to see how we could integrate our Solution Design Group and Consulting together to have a common interface with our clients.  The BPO has grown, added 2,000 people and they lost 1,000 people. So they are doing fine, they are getting the people and it is working well.  Of course the other part of the business too is going well, so I think Australia is doing well, we have local staff there, and we added a few.  So I think overall we are able to source people and I think the key challenge is how to diversify the work force. We have opened up in Philippines in Manila and this quarter we are opening up in Mexico. Our Brno center has crossed 200 people, we have grown in Canada. So all over world we have hired.  We have accelerated hiring in North America for instance, we are getting more people on board in North America.  Our second batch of youngsters coming from the United States to train in Mysore would be completing their training and going back this quarter.  So I think we have done many initiatives in the last several quarters, which are now bearing fruit.

Udayan

Bala, how much of the rupee pain can you mitigate through hedging and how actively do you see yourselves increasing your hedges as you progress down the quarters?

V. Balakrishnan

We believe the currency market will remain volatile, it is not going to be one way. So in a volatile environment we try to hedge for short term, we have always said we will hedge our net receivables for the next two quarters and that is what we are doing.  Depending on our view on the rupee we may increase a proportion of that but we will always cover for next two quarters, we are going to take a short-term view.

Udayan

Shibu, what about those big deals which we talk about every quarter, what has been the experience in this quarter, $50 million plus, and how many can come through in the current quarter?

S. D. Shibulal

This quarter we have closed three deals which are above $50 million.

Udayan

Any $100 million plus?

S. D. Shibulal

No, not this quarter.  We are pursuing at any point in time about a dozen deals and they incubate anywhere between 5-9 months depending on the size and this quarter we did close three deals $50 million and above.

Udayan

What about the current quarter, how many conversations will fructify to signatures?

S. D. Shibulal

Too forward looking.

Udayan

It is just this quarter, you might as well give the full year.

S. D. Shibulal

We have factored all that into our guidance, so when we give a guidance of $ 974 m - $ 984 m , all that information is factored in.

Mitali

We talk about these inorganic opportunities every quarter Shibu, but candidly are you actually actively looking at anything and what space fits best because some people feel may be you need to ramp up or beef up the BPO side of the business. What do you makes a better fit at this point?

S. D. Shibulal

Inorganic has been always one of our strategies, we have done one very effectively, the Australian one, the Australia has done very well.  Bala is on the board of the Australia and he can comment on that.  Today we look at may be mid-sized players and that makes sense for us. It could be for a geographic penetration into a specific continent or a country and one of the other thing is that we could look at large deals where we take over people as an acquisition because there you are actually taking over local staff.  So it is a very much active process for us.

Mitali

Bala, at what point for the rupee will you have to seriously re-look how much you have hedged or how much impact there might be on margins?

V. Balakrishnan

It is a moving target.  We have to see how the rupee is going to move.  As long as it is moving gradually, we should be able to use some of the levers and offset it.  If the movement is very sharp, like what we saw in the last two months, it is going to hurt us. So we have to see what we have to do.  It is a moving target, there is no fixed rate.

Udayan

You are as big a rupee expert now, managing the amount that you do in dollars. What is your own call on the rupee, what do you think will happen to the rupee next?

V. Balakrishnan

I think the way the market is behaving it is very difficult to take a view because the market are always one way.  Our view is the rupee would could move both ways in the short term. There are lot of factors, one is the oil price, oil price is still going up, it is around $72 to $73 now and second the trade deficit in India is increasing and at the same time lot of money is coming in. So it is purely a supply demand issue, and we believe it will be moving within a narrow band in the short term.

Udayan

What kind of band do you think?

V. Balakrishnan

It could be anywhere between 39 to 41, and long term I do not know.  Long term it could be anywhere.

Udayan

Have BPO OPMs been hurt particularly in this quarter?

V. Balakrishnan

Yeah BPO OPM has been hit because as I told you earlier they do not have a natural hedge in terms of expenses. So all the revenues are in dollars. Whatever impact is on the top line would flow into the bottom line.

Udayan

So how much have they come off on the BPO front you think?

V. Balakrishnan

I think the net margin has come down from something around 21 to 22% to something around 16 to 17%.

Mitali

Mohan, do you see that as the key challenge, I mean even from an HR perspective what happens with the currency or do you think it will continue to be manpower and skilled manpower?

Mohandas Pai

I think this rupee is a major challenge for the BPO industry in India.  India may be losing that competitiveness in BPO. I think policy makers are very smug about it. Nobody wants to take action.  Remember BPO creates 250,000 jobs for young people in this country and I think something needs to be done. For example, in the Philippines, Manila has 400,000 people in the BPO sector, India has only 800,000 and Manila is catching up and other places are catching up and I think we have a major challenge in this country and the BPO industry which has an operating margin as an industry of lets say 12% if they become uncompetitive because the rupee has gone up 9% and the tax holiday goes away after fiscal 2009, I think it is open season.

Mitali

What did you want to see by way of policy action?

Mohandas Pai

Well I would like to see a large scale national skill development program so that there will be many more skilled people coming into the market place and that should reduce attrition. Supply should increase and the government needs to get its act together on this and I want to make a very serious statement that the government is not investing enough in the HR area.  We are not taking advantage of the opportunities available. The BPO sector is a classic example and two, I think the STPI scheme for the BPO should continue for the next 5 years instead of forcing them into SEZ.  Today for example, Udayan, many MNCs have put off their plans to expand the captives or come with captives.  India is losing employment and we need employment for this sector of the population and this is a very vulnerable section, and there is a great demand for that and unless we get our act together we cannot operate like this in the country. I think there is a big-big challenge here on the HR front.

Udayan

Fair point, we will take a break now.  Market is okay, just about flat this morning, but it is dealing with the both slip in technology stocks and the Asian weakness. So it has not done too badly for itself, we will come back and talk about markets and of course continue our discussions with the Infosys top management.

Welcome back.  We are still discussing Infosys Board Room for results for this quarter and the outlook for this full year, before we get back to them new members of the top management have joined in, but lets give you an update on the market. 36 points down on the Sensex now but a lot of Midcaps stocks are doing very well.  It is a Midcap kind of morning.  Indian Overseas Bank is up a full 6%, Aptech is up 5%, that is the technology stock which stands out today, most of them are down, but Aptech is up 5.5%.  GMR Infrastructure on news of that Turkish airport order is up 5.5%, India Bulls Realty in the real estate space is going very strong, ACC is leading the cement charts this morning, it is up 3.5%, TATA Tele Services Maharashtra looks pretty smart, 3% up, and Union Bank is keeping IOB company as is DCB.  Punj Lloyd is back to Rs. 275, and some other bank stocks like Bank of India aren't doing too badly.  It is a lively Midcap market, there does not seem to be any problem despite negative global cues.

Ashok Vemuri, who heads Banking & Capital Markets practice at Infosys and Subhash Dhar who heads the Communication Service Provider segment join in.  Mohandas Pai is still with us.  Ashok, morning.

Ashok Vemuri

Good morning Udayan.

Udayan

How has it been?  You are one of the, if not the biggest segment, how has it been this quarter was for you?

Ashok Vemuri

It has actually been a very interesting quarter for us. I think if you see the financial services space it is actually at a very interesting inflection point.  There are multiple opportunities that are getting thrown up as a consequence of where the industry is itself in terms of regulatory compliance issues, whether it is in term of the macro environment on interest rates or where it is in terms of consolidation in the industry.  We have grown at about 5% quarter-on-quarter, it has been some of the segments like banks and capital markets in North American regions have grown very well.  We have seen strong growth in Europe and we are beginning to see a resurgence of interests in the Asia Pacific region.  I think the growth also has been fueled by the fact that our point solutions are getting increasing traction in the market place, we are seeing a lot of buy for our integrated consulting technology and process outsourcing story and I think this has been validated by some of our clients who have rated us as the top services provider whether it is Wachovia or Ameriprise or Royal Bank of Scotland, in a field which includes some of our largest competitors.  Validation also has come from industry analysts like Gartner who have called us the third fastest growing financial services outsourcing company or Waters magazine whose readers have ranked us as the best outsourcing financial services company.  So it has been very positive.  I think we are going to continue to see growth based on certain strategies that we had put in place earlier and we are extremely positive about the way our clients are looking at us and the way we are looking at the demand environment.

Mitali

Shibu was talking a little about a couple of $50 million wins that you have had this quarter. How much of it came in from your vertical?

Ashok Vemuri

In financial services, there are some deals that we are talking about right now in the market place. We are negotiating some of these contracts, it would not be very prudent for me to mention.

Mitali

How large would they be though?

Ashok Vemuri

Some of the deals are fairly large. I think our mandate also is not to look only at the size of the deal but also at the profitability of them whether it makes sense economically for our various stakeholders as well as our employees. So we are not in the business to get a name in the headlines of morning newspaper but to try and ensure that we do deals that makes sense to our clients and to us.

Udayan

Subhash, what has been the picture for the communication service side?

Subhash Dhar

Well, I think the story continues in the communication, the same thing that Ashok talked about. The demand is pretty strong. We are seeing a huge transformation going on in this industry across the world.  The transformation starts and the network goes on very quickly to the systems, the products, the services, the devises and different companies are starting this journey at different points in times. So we think the demand would be sustained over a long period of time depending on the cycle where they are.  I think it is really a great industry for us to demonstrate our transformational capabilities and that is the reason why I think we are seeing the growth. In a way, it distinguishes us from a lot of the other companies who might look like us.  So overall I think the demand of the right kind is really the reason why we are seeing this growth in communications.

Mitali

Ashok are you being able to get new clients at significantly higher rates, how sensitive are they to the way the currency has moved?

Ashok Vemuri

We are able to get new clients at higher price points. I think Shibu mentioned 3-4% and that is what we are seeing and also there is a difference in terms of the fact that if you are catering only to the businesses that you used to in the past which are getting commoditized or already there, then you will not see a great price differential but if you bring in value added services and if you bring in a differentiated value proposition of wider solution and services footprint, then you are definitely getting value for it.  I think the story has changed significantly from the time when it was only about cost, the discussions were only around cost to now when they raise discussion around the value, the understanding of the business, value that is given or premium that is given for the value that you bring in terms of understanding the market, proactively bringing solutions to the clients and essentially getting him/her to be faster into the market and expand his footprint to make him more competitive in the market place.  Also on renegotiations of contract terms we are seeing a slight price increase of about 1.5-2.5%.  We are seeing service level agreements getting renegotiated more in our favor.  So overall the pricing environment is actually just as Shibu and Kris mentioned, fairly positive.

Udayan

Subhash, what about for you, are you trying to get or are you managing to get any kind of pricing increases out of your clients at all?

Subhash Dhar

Yes, as Shibu mentioned all the new deals are coming at significantly high prices. I think there are segments which are willing to pay us higher price within the telecom segment.

Udayan

What about the large existing clients?

Subhash Dhar

The large existing clients I think we are improving our realized price definitely quarter-on-quarter because of the service mix in the portfolio management that we do in these businesses.  I think as was mentioned earlier in this program today that we do not want to go to our clients every quarter or every other quarter for price changes because of what may be happening in the environment. We have levers in the business to extract the realized price much higher than what the rate card might look like and we exercise that.

Udayan

Mohan, your take on the rupee and what are the policy makers saying because the IT sector might be operating on high margins but many other exporting sectors seem to be in deep trouble.  Do you sense any kind of sympathy from the policy makers or these sectors are left to their own pretty much?

Mohandas Pai

I think from the Central Bank there is considerable sympathy.  From the Union Finance Ministry, I think we need to see more sympathy.  We have heard the Commerce Minister ask the Finance Ministry that they need to do something. I think something needs to be done.  Yes we are a very liberalized economy, we expect foreign currency money to come in, foreign money to come in, and we expect to see an expansion in economy but if you see a rupee appreciating by 9% over 10-15 days, nobody in this country has the power to absorb that especially when your exports are growing at 20% and for industries like garments, industries like BPO, industries like food processing where there is no natural hedge, it hurts you in the margin very rapidly and these are employment intensive industries, so the employment is going to be hurt.  We have taken up with the government through NASSCOM and we want to suggest to the government that what we need is a fine tuning of policy not a roll-back. Government seems to be anxious about the term roll-back or going back on liberalization, it is not that. We need a fine tuning and the fine tuning is very simple.  ECBs have suddenly exploded. Look at the situation, companies go outside and borrow money because the interest rates are cheaper, they get their money in but the systemic deficiencies in the economy do not allow them to deploy the money in projects to expand because environment approval takes 12 to 14 months, the process is so long, land is not available. So it has got elongated so the money is there in treasury and because the money comes in, inflation goes up, interest rates go up, these people earn more in the treasury and it becomes an incentive to get more money in.  And last year I think we had a surplus of ECBs coming in.  So I think the ECB policy need to be fine tuned just to say that you cannot get the ECB receipts in rupee unless you need it and only when you need it you can get in or perhaps ECBs can be used only for imports or for acquisition outside and not for local currency requirements.  It is just a fine tuning of policy, it is not going back on liberalization and that will help the industry because industry needs a breathing space.  I think these small thing needs to be done and instead of doing this you could go on expanding and giving more subsidies, it is not a good thing to do.

Mitali

But just to take from the other side, Mohan, some money market experts believe the rupee was artificially depressed till now and it is now showing the kind of strength it should trade at. I mean are you expecting this to be more than a four quarter problem or a six quarter problem?

Mohandas Pai

I think it is a problem for the next 3 to 4 quarters till the capital cycle goes up.  Once the capital cycle goes up and productive capacity starts kicking in, it will be absorbed.  Now just look at the macro economic data, you have a trillion dollar economy, you get ECBs of about 3-4% of GDP, you have a trade deficit which is so small and you get so much of money coming in, something has got to give, right?  And it is giving.  So it is just that the economy does not have the absorption capacity for the flow of money that is coming in.  So we need breathing space.  Four quarters later I think the cycle starts.  So in between two cycles, you have seen productive capacity operate at 90-95-98% and there is no more slack in the production engine in India. There is no more slack, the system is operating at peak efficiency. New capacity is not coming up and then money is flowing in and is going to treasury. So it is a classic example of the misfit between policy and reality.

Udayan

Ashok, could you give us an update on what is happening on the banking products front, have you made any significant head way out there?

Ashok Vemuri

Yeah, I think we have actually gained significant movement in our Finacle product, I think it has found acceptance not only in its traditional market place, which is Asia and Africa, but also with some of our large multinational clients in Europe as well as in Australia.  In fact Australia is an extremely big market for us. We have seen significant growth in the product itself in the Singapore market etc.  I think also the other interesting thing about the product is that it is extremely modular, so you can actually plug and play and deploy not only from a product perspective but also in our services business. So we have actually leveraged Finacle not only in the product space but also with our services clients.

Mitali

Subhash, any active deals that you can talk about that you might lock in by this quarter?

Subhash Dhar

No, we will not be able to talk about the active deals but I can definitely tell you that the growth that we have been seeing and the factor that are driving the growth in the last quarter and the quarter before that, those factors continue.  We think the transformation program of all our clients are big program, so the deal sizes will be big.  We believe that we have put all our capabilities and our solutions in the right alignment behind these programs. So I think if you look at the size of our clients, the spend that they are doing, the program sizes that they are driving, you can take a guess on what the deal sizes would look like. I just hope that we can close a few of them as quickly as possible.

Udayan

Mohan, a broader question on what is going to happen to the sector now.  Do you think it is a legitimate fear that you might just go a little tighter on the wage front because of what is happening to margins because of the rupee and that perception may not make IT the preferred choice of employer going forward?

Mohandas Pai

Well today I think most people have more career options than in the past. So obviously we have to build an employment brand and offer them good compensation.  There is no way you can hold on to wage increases which are the normal thing, 12-15% a year and expect to get the best quality people.  Today if you are in the top 20% of your class, you have many, many career options, the world is at your feet and you are very well off. We have to go to campus and woo these people.  So I think reducing the wage increase is not an option at this point of time.  Remember the country is growing at 9%; banking wants people, we want people, the realty industry wants people, the media wants people, the media is short of people too. Even you are not getting people, we need more anchors, so if you look at all this...

Mitali

Why Mohan are you not happy with the two?

Mohandas Pai

You are all the stars, I am really happy, but you see the number of opportunities are that much more and I think this is a reality of life and I do think that what we are doing is creating an education market for India.  The IT industry has fundamentally transformed this country because we hired about 430,000 people this year gross and these people will create a education market and become an inspiration for many people who will now possibly borrow money to get educated and come into this market and the only way to do it is to get public investment to expand the market. So 3-4 years later the wage increases could come down, for the next 2-3 years same thing will go on, I mean there is no way.

Udayan

One final question, I mean you have been with Infosys for a long time, you have gone through all those years when the rupee was continuously depreciating, and you never had to face this kind of a challenge against the currency. Do you think you can still come out and deliver the goods?

Mohandas Pai

Absolutely, I think amongst any company in this country we had the most resilient operating and financial model. We have the best resources, we have an adequate margin to protect us against anything, a very sharp appreciation could set you back a quarter at worst and we will come back, because you know we have a fabulous operating margin.  Over the last many years, we have done many things in this company to make sure that we will remain what ever be the circumstances the last kid on the ship. I mean we are resilient.  Look at this, Udayan, this quarter we had 75% utilization, we have got a slack of 5%, and the slack of 5% can offset a rupee appreciation of 5-6% more. So we have got the slack.  We absorbed all the wage increases.  We have given more wage increases outside India, we have absorbed all that.  We have absorbed the visa cost.  So we have managed all that and we have made substantial investments. So it is all in the system, we have managed that, and we have been looking at things what could impact us, we do impact analysis every now and then to say what could happen and remember when the rupee was at 34 in 1995 we still had 20% margin.

Udayan

On that cheering note we would say good bye.  Thanks very much all of you for joining in.  That is all from the Infosys Board Room.  We leave the stock down 3%, but with some note of hope from the top management.  Markets down 42 points, NIFTY is down 5 points, it has been an okay morning.  Thanks for watching the Infosys Board Room. We would be back the next quarter as always.